SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 6)

                          FOG CUTTER CAPITAL GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    971892104
                                 (CUSIP Number)

                              Andrew A. Wiederhorn
                        c/o Fog Cutter Capital Group Inc.
                              1410 SW Jefferson St.
                             Portland, Oregon 97201
                                 (503) 721-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 2002
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

               NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               Page 1 of 11 Pages

CUSIP No. 971892104                    13D/A                 PAGE 2 OF 11 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Andrew A. Wiederhorn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0 (See Responses to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                3,479,772 (See Responses to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                      365,000 (See Responses to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,660,267 (See Responses to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                3,479,772
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 33.12% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                IN
________________________________________________________________________________



                               Page 2 of 11 Pages

CUSIP No. 971892104                    13D                   PAGE 3 of 11 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Tiffany Wiederhorn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     629,255 (See Responses to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                2,850,517 (See Responses to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     629,255 (See Responses to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,338,012 (See Responses to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                3,479,772
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                33.12% (Se Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 11 Pages

CUSIP No. 971892104                    13D/A                  PAGE 4 OF 11 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   TTMM, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                   N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     419,489

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     419,489

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                419,489
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.99% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                        PN
________________________________________________________________________________



                               Page 4 of 11 Pages

CUSIP No. 971892104                    13D/A                PAGE 5 OF 11 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WM Starlight Investments, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     13,826

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     13,826

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             13,826
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.13% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                OO
________________________________________________________________________________


                               Page 5 of 11 Pages

     This Amendment No. 6 amends and supplements the Schedule 13D originally filed on April 1, 1999, (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 17, 1999 ("Amendment No. 1"), Amendment No.2 to the Schedule 13D filed on December 20, 1999 ("Amendment No.2"), Amendment No. 3 to the Schedule 13D filed on October 17, 2001 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on October 28, 2001 ("Amendment No. 4"), and by Amendment No. 5 to the Schedule 13D filed on January 30, 2002 ("Amendment No. 5") by the undersigned relating to the shares of common stock, $0.0001 par value per share, (the "Common Stock") of Fog Cutter Capital Group Inc., a Maryland corporation (the "Issuer"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported below is as follows:

          NAME                         AMOUNT           SOURCE OF FUNDS
--------------------------------    ----------------    -----------------
Andrew Wiederhorn                   $26,611.00 (1)      Personal

Tiffany Wiederhorn                        N/A              N/A

TTMM, L.P.                                N/A              N/A

WM Starlight Investments, LLC             N/A              N/A


1 Represents consideration in connection with the extension of call options in favor of Andrew A. Wiederhorn pursuant to the Put/Call Option Agreements as described in Item 4 below.


ITEM 4.    PURPOSE OF THE TRANSACTION.

        The purpose of this Amendment No. 6 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous
Schedule 13D and the amendments thereto. Item 5 is hereby amended to report the following information:

        As previously disclosed, on October 16, 2001, Andrew A. Wiederhorn entered into a series of separate but substantially identical Put/Call Option and Voting Agreements (the "Put/Call Option Agreements") with each of Boston Provident Partners, L.P., B.P. Institutional Partners, L.P., Orin Kramer, the Leon & Toby Cooperman Foundation, Watchung Road Associates, L.P., and Cobalt Capital Management, Inc. (each a "Stockholder" and collectively, the "Stockholders"). Pursuant to each of the Put/Call Option Agreements, each Stockholder granted to Mr. Wiederhorn a Call Option (as defined in the Put/Call Option Agreements) to purchase all of the shares of Common Stock of each Stockholder, numbering 1,009,944 in the aggregate (the "Subject Shares") at the Call Option Price Per Share (as defined in the Put/Call Option Agreements). In addition, the Stockholders granted to Mr. Wiederhorn, in his absolute,


                               Page 6 of 11 Pages
sole and binding discretion, the ability to vote or direct the vote of all of the Subject Shares. In consideration for granting the Call Option to Mr. Wiederhorn, Mr. Wiederhorn paid to each Stockholder ten cents ($0.10) per share for each of such Subject Shares. Pursuant to the same Put/Call Option Agreements, Mr. Wiederhorn also granted each of the Stockholders a Put Option (as defined in the Put/Call Option Agreements) whereby, in the event of a preferential repurchase of Common Stock by the Issuer, each Stockholder may require Mr. Wiederhorn to purchase up to a specified number of each Stockholder's Subject Shares at a predetermined price.

        Also as previously reported, Andrew A. Wiederhorn entered into Amendments to the Put/Call Option Agreements (the "Amendments") with each of the Stockholders on January 11, 2002 and, elected to exercise his options to purchase an aggregate amount of 479,234 shares of the Issuer (the "Exercise"). Prior to the closing of the Exercise, Mr. Wiederhorn assigned his right to receive, and delegated his obligation to pay for 319,489 shares to TTMM, L.P and 159,745 shares to Robert G. Rosen. Upon the closing of the Exercise, there were no remaining shares subject to the Put/Call Option Agreements with B.P. Institutional Partners, L.P., Orin Kramer, and the Leon & Toby Cooperman Foundation and a total of 532,220 shares remaining subject to the other Put/Call Option Agreements.1

        Thereafter, Andrew A. Wiederhorn entered into amendments, dated as of January 31, 2002, to the Put/Call Option Agreements (the "Subsequent Amendments") with each of Boston Provident Partners, L.P., Watchung Road Associates, L.P., and Cobalt Capital Management, Inc. (collectively, the "Remaining Stockholders"). Pursuant to the Subsequent Amendments, Mr. Wiederhorn and each the Remaining Stockholders have agreed to extend the Exercise Period under the Put/Call Option Agreements until February 21, 2002 and Mr. Wiederhorn agreed to (a) pay the sum of five cents ($.05) per Subject Share remaining subject to the Put/Call Agreements and (b) grant to the Subsequent Stockholders an Unconditional Put Option to require Mr. Wiederhorn to purchase any or all of Subsequent Stockholder's Subject Shares on February 21, 2002.

        Other than as described above, none of the Reporting Persons has any present plans or proposals which would relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the present board of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an


---------------------

1 The shares subject to the Put/Call Option Agreements after the Exercise are as follows:

         SHAREHOLDER                              REMAINING SUBJECT SHARES
-------------------------------                   ------------------------
Boston Provident Partners, L.P.                            189,405
Foundation

Watchhung Road Associates,                                  51,315
L.P.

BP Institutional Partners,                                 291,500
L.P.


                               Page 7 of 11 Pages
inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

        Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.


                               Page 8 of 11 Pages

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

                                NUMBER OF SHARES     PERCENTAGE OF COMMON STOCK
                                BENEFICIALLY OWNED          OUTSTANDING
-----------------------------   ------------------   --------------------------
Andrew Wiederhorn                   3,479,772 (1)              33.12%
Tiffany Wiederhorn                  3,479,772 (2)              33.12%
TTMM, L.P.                            419,489                   3.99%
WM Starlight Investments, LLC          13,826                   0.13%

---------------
1 Includes 1,062,570 shares of Common Stock owned by the other Reporting Persons. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Andrew Wiederhorn disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons. Also includes 315,000 shares of Common Stock issuable upon the exercise of outstanding options. Also includes the remaining 530,720 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power and the option to purchase pursuant to the Put/Call Option Agreements and the Amendments, the 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Mendelsohn Agreement (described in Amendment No. 3 and No. 4), and 467,745 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement. Andrew Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Excludes 525,000 shares of Common Stock held in the Fog Cutter Long Term Vesting Trust (the "Trust") established for the benefit of certain employees of the Issuer. Although Mr. Wiederhorn and Mr. Mendelsohn act as Trustees for the Trust, they do not have any beneficial ownership or voting rights with respect to the 525,000 shares of Common Stock in the Trust. Also includes 6,977 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Andrew Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Of the 3,479,772 shares, Andrew Wiederhorn (i) shared power to vote or to direct the vote of 3,479,772 shares, but did not have any sole power to vote or direct the vote of any of the shares, (ii) had sole power to dispose or to direct the disposition of 365,000 of these shares, and (iii) shared power to dispose or to direct the disposition of 1,600,267 shares.

2 Includes 800,315 shares of Common Stock owned by other Reporting Persons, including 315,000 shares which are issuable to Mr. Wiederhorn upon the exercise of outstanding options. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also includes the remaining 530,720 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power and the option to purchase pursuant to the Put/Call Option Agreements and Amendments, 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Mendelsohn Agreement (described in Amendment No. 3 and No. 4), and 467,745 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement. Tiffany Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Also includes 6,977 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Tiffany Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Of these shares, Tiffany Wiederhorn (i) had sole power to vote or to direct the vote of 629,255 shares, (ii) shared power to vote or to direct the vote of 2,850,517 shares, (iii) had sole power to dispose or to direct the disposition of 629,255 of these shares, and (iv) shared power to dispose or to direct the disposition of 1,338,012 shares.


                               Page 9 of 11 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

        The description of the agreements in Item 4 above are incorporated herein by reference.

        Other than the agreements described in Item 4, there are no recent contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.


1. Amendment No. 2 to Put/Call Option and Voting Agreement dated as of January 31, 2002 by and between Boston Provident Partners, L.P. and Andrew A. Wiederhorn.

2. Amendment No. 2 to Put/Call Option and Voting Agreement dated as of January 31, 2002 by and between the Watchung Road Associates, L.P. and Andrew A. Wiederhorn.

3. Amendment No. 2 to Put/Call Option and Voting Agreement dated as of January 31, 2002 by and between Cobalt Capital Management, Inc. and Andrew A. Wiederhorn.


                              Page 10 of 11 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

February 8, 2002                          /S/ ANDREW WIEDERHORN
                                          ------------------------------------
                                          Andrew Wiederhorn


February 8, 2002                          /S/ TIFFANY WIEDERHORN
                                          ------------------------------------
                                          Tiffany Wiederhorn


February 8, 2002                         TTMM, L.P.

                                         By: IVY CAPITAL PARTNERS,
                                             L.P., its general partner

                                         By: WIEDERHORN FAMILY LIMITED
                                             PARTNERSHIP, its general partner

                                         By: /S/ TIFFANY WIEDERHORN
                                             --------------------------------
                                             Tiffany Wiederhorn, its General
                                             Partner


February 8, 2002                         WM STARLIGHT INVESTMENTS, LLC

                                         By: /S/ TIFFANY WIEDERHORN
                                             --------------------------------
                                             Tiffany Wiederhorn, its
                                             Managing member


                              Page 11 of 11 Pages

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, OR 97201

WM Starlight Investments, LLC
1410 SW Jefferson St.
Portland, OR 97201

                                                                     EXHIBIT 1

                                                             [BOSTON PROVIDENT]

                                 AMENDMENT NO. 2

                                       TO

                      PUT/CALL OPTION AND VOTING AGREEMENT

     THIS AMENDMENT No. 2 TO PUT/CALL OPTION AND VOTING AGREEMENT (this "Amendment") is dated as of January 31, 2002, by and between the individual or entity indicated on the signature page(s) hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Agreement.

     WHEREAS, the Stockholder and Wiederhorn are parties to that certain Put/Call Option and Voting Agreement, dated as of October 16, 2001, as amended as of January 11, 2002 (the "Agreement") (all capitalized terms used herein and not defined herein shall have the meanings given such terms in the Agreement);

     WHEREAS, Wiederhorn desires that Stockholder extend the Call Option Exercise Period;

     WHEREAS, Stockholder desires that Wiederhorn grant to Stockholder the right to require Wiederhorn to purchase any unpurchased Call Option Shares; and

     WHEREAS, the Stockholder and Wiederhorn desire to amend the Agreement as provided herein.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Stockholder and Wiederhorn agree as follows:

1. AMENDMENTS.

     (a) Section 1(c) of the Agreement is hereby amended by replacing the date "January 31, 2002" with the date "February 21, 2002".

     (b) Section 2 of the Agreement is hereby amended and restated in its entirety to read as follows:

                                      * * *

    2.    PUT OPTIONS

          (a) GRANT OF CONDITIONAL PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Conditional Put Option"), exercisable by the Stockholder at any time or from time to time during the Conditional Put Option Exercise Period (as defined below), in the event that the Company redeems, repurchases or otherwise acquires any shares of

    Company Common Stock other than by means of a redemption, repurchase or acquisition available to Stockholder on terms at least as favorable to Stockholder as the most favorable terms available to the other stockholders of the Company (such redemption, repurchase or acquisition, a "Preferential Repurchase"), to require Wiederhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Conditional Put Option Shares"), up to 90.027% of the number of shares of Company Common Stock acquired by the Company in such Preferential Repurchase.

          (b) GRANT OF UNCONDITIONAL PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Unconditional Put Option" and, together with the Conditional Put Option, the "Put Options"), exercisable by the Stockholder at any time during the Unconditional Put Option Exercise Period (as defined below), to require Wiederhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Unconditional Put Option Shares").

          (c) EXERCISE PRICE. The price per share at which either of the Put Options shall be exercisable (the "Put Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Put Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

          (d)   EXERCISE PERIODS.

               (i) Stockholder's right to require Wiederhorn to purchase the Conditional Put Option Shares will commence upon the date hereof, and will terminate and expire on February 21, 2002 (such period, the "Conditional Put Option Exercise Period").

               (ii) Stockholder's right to require Wiederhorn to purchase the Unconditional Put Option Shares will commence upon the date hereof, and will terminate and expire on February 18, 2002 (such period, the "Unconditional Put Option Exercise Period")

          (e)  EXERCISE OF PUT OPTIONS.

               (i) At any time or from time to time during the Conditional Put Option Exercise Period, Stockholder may exercise the Conditional Put Option to require Wiederhorn to purchase the number of Conditional Put Option Shares (such number, the "Conditional Put Option Purchased Shares") specified in a written notice (each, a "Conditional Put Option Exercise Notice") specifying in reasonable detail the facts of the Preferential Repurchase and the number of Conditional Put Option Shares that Stockholder desires to sell pursuant to the Conditional Put Option.

               (ii) At any time during the Unconditional Put Option Exercise Period, Stockholder may exercise the Unconditional Put Option to require Wiederhorn to purchase the number of Unconditional Put Option Shares (such number, the "Unconditional Put Option Purchased Shares"; the term "Put Option Purchase Shares" shall include any Conditional Put Option Purchased Shares and any Unconditional Put

    Option Purchased Shares) specified in a written notice (the "Unconditional Put Option Exercise Notice"; the term "Put Option Exercise Notice" shall include any Conditional Put Option Exercise Notice or any Unconditional Put Option Exercise Notice) specifying the number of Unconditional Put Option Shares that Stockholder desires to sell pursuant to the Unconditional Put Option.

               (iii) NEGOTIATION; MEDIATION. The parties agree to make all reasonable efforts to settle any dispute arising under this Agreement relating to the Put Options or the facts of a Preferential Repurchase through good-faith negotiation. In the event that negotiation between the parties is unsuccessful, the parties agree to attempt to settle outstanding issues through mediation. The mediator will act in a neutral capacity as a facilitator or intermediary, to assist the parties in arriving at a mutually acceptable resolution of the dispute. The mediator shall not have the power to render a binding decision or to serve as arbitrator, decisionmaker or fact-finder. The mediator will be chosen by mutual agreement of Stockholder and Wiederhorn. If the parties, within thirty days from the date of the Put Option Exercise Notice, cannot reach an agreement on a mediator or if mediation fails to resolve the dispute(s) within thirty days after appointment of the mediator, the parties agree to submit the dispute(s) to binding arbitration in New York City pursuant to the rules of JAMS-Endispute.

               (iv) Stockholder shall not be under any obligation to exercise any Put Option, and may allow the Put Options to expire without selling any Put Option Shares hereunder.

(f)      CLOSING.

               (i) The closing for each purchase and sale, if any, of Conditional Put Option Purchased Shares (each, a "Put Option Closing", which term shall include any closing for the Unconditional Put Option described in subparagraph (ii) below) shall occur in New York City or such other location as the parties may agree, on February 21, 2002, or if a Conditional Put Option Exercise Notice shall have been received by Wiederhorn during the Conditional Put Option Exercise Period but after February 18, 2002, then as promptly as practicable, and in any event within three (3) business days, after such receipt.

               (ii) The closing for the purchase and sale, if any, of Unconditional Put Option Purchased Shares shall occur in New York City or such other location as the parties may agree, on February 21, 2002, or such later date as the parties may agree.

               (iii) At each Put Option Closing, if any, Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Put Option Purchased Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Such Put Option Purchased Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Put Option Purchased Shares, pay to the Stockholder an amount equal to the product of the number of such Put Option Purchased Shares and the Put Option Price Per Share (such Stockholder's "Total Put

    Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as Stockholder directs in writing on or prior to a Put Option Closing date.

     (g) FRACTIONAL SHARES. Wiederhorn will not be required to purchase any fractional Put Option Shares upon exercise of the Put Options.

                                      * * *

(c) Section 4(b) of the Agreement is hereby amended by replacing the words "the Put Option" in the second sentence thereof with the words "either of the Put Options".

(d) Section 7 of the Agreement is hereby amended by replacing the date "January 31, 2002" with the date "February 21, 2002".

2. ADDITIONAL CONSIDERATION. As additional consideration for the extension of the Call Option Exercise Period pursuant to the amendments above, Wiederhorn agrees to pay to Stockholder, not later than three business days after the date of this Amendment, an amount equal to five cents ($.05) for each of the 189,405 Call Option Shares for which the Call Option has not been exercised prior to the date hereof.

3. SAVINGS CLAUSE. Except as expressly set forth in this Amendment, all of the terms and provisions of the Agreement shall remain in full force and effect.

4. GOVERNING LAW. This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made between residents of that state, entered into and to be wholly performed within that state.

5. COUNTERPARTS. This Amendment may be executed in any number of counterparts and by each of the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.


                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Stockholder and Wiederhorn have executed this Amendment, each as of the day and year first written above.


                                   WIEDERHORN:


                                   By:   /S/ ANDREW A. WIEDERHORN
                                        ---------------------------------------
                                        Name: Andrew A. Wiederhorn


                                   STOCKHOLDER:

                                   BOSTON PROVIDENT PARTNERS, L.P.

                                   By: KRAMER SPELLMAN, L.P., its
                                       General Partner


                                      By:   /S/ ORIN KRAMER
                                           ------------------------------------
                                            Name: Orin Kramer
                                            Title:   Managing Partner

                                                                     EXHIBIT 2

                                                                    [WATCHUNG]


                                 AMENDMENT NO. 2

                                       TO

                      PUT/CALL OPTION AND VOTING AGREEMENT

     THIS AMENDMENT No. 2 TO PUT/CALL OPTION AND VOTING AGREEMENT (this "Amendment") is dated as of January 31, 2002, by and between the individual or entity indicated on the signature page(s) hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Agreement.

     WHEREAS, the Stockholder and Wiederhorn are parties to that certain Put/Call Option and Voting Agreement, dated as of October 16, 2001, as amended as of January 11, 2002 (the "Agreement") (all capitalized terms used herein and not defined herein shall have the meanings given such terms in the Agreement);

     WHEREAS, Wiederhorn desires that Stockholder extend the Call Option Exercise Period;

     WHEREAS, Stockholder desires that Wiederhorn grant to Stockholder the right to require Wiederhorn to purchase any unpurchased Call Option Shares; and

     WHEREAS, the Stockholder and Wiederhorn desire to amend the Agreement as provided herein.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Stockholder and Wiederhorn agree as follows:

1.  AMENDMENTS.

(a) Section 1(c) of the Agreement is hereby amended by replacing the date "January 31, 2002" with the date "February 21, 2002".

(b) Section 2 of the Agreement is hereby amended and restated in its entirety to read as follows:

                                      * * *

    2.    PUT OPTIONS

          (a) GRANT OF CONDITIONAL PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Conditional Put Option"), exercisable by the Stockholder at any time or from time to time during the Conditional Put Option Exercise Period (as defined below), in the event that the Company redeems, repurchases or otherwise acquires any shares of

    Company Common Stock other than by means of a redemption, repurchase or acquisition available to Stockholder on terms at least as favorable to Stockholder as the most favorable terms available to the other stockholders of the Company (such redemption, repurchase or acquisition, a "Preferential Repurchase"), to require Wiederhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Conditional Put Option Shares"), up to 42.308% of the number of shares of Company Common Stock acquired by the Company in such Preferential Repurchase.

          (b) GRANT OF UNCONDITIONAL PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Unconditional Put Option" and, together with the Conditional Put Option, the "Put Options"), exercisable by the Stockholder at any time during the Unconditional Put Option Exercise Period (as defined below), to require Wiederhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Unconditional Put Option Shares").

          (c) EXERCISE PRICE. The price per share at which either of the Put Options shall be exercisable (the "Put Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Put Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

          (d)   EXERCISE PERIODS.

               (i) Stockholder's right to require Wiederhorn to purchase the Conditional Put Option Shares will commence upon the date hereof, and will terminate and expire on February 21, 2002 (such period, the "Conditional Put Option Exercise Period").

               (ii) Stockholder's right to require Wiederhorn to purchase the Unconditional Put Option Shares will commence upon the date hereof, and will terminate and expire on February 18, 2002 (such period, the "Unconditional Put Option Exercise Period")

          (e)  EXERCISE OF PUT OPTIONS.

               (i) At any time or from time to time during the Conditional Put Option Exercise Period, Stockholder may exercise the Conditional Put Option to require Wiederhorn to purchase the number of Conditional Put Option Shares (such number, the "Conditional Put Option Purchased Shares") specified in a written notice (each, a "Conditional Put Option Exercise Notice") specifying in reasonable detail the facts of the Preferential Repurchase and the number of Conditional Put Option Shares that Stockholder desires to sell pursuant to the Conditional Put Option.

               (ii) At any time during the Unconditional Put Option Exercise Period, Stockholder may exercise the Unconditional Put Option to require Wiederhorn to purchase the number of Unconditional Put Option Shares (such number, the "Unconditional Put Option Purchased Shares"; the term "Put Option Purchased Shares" shall include any Conditional Put Option Purchased Shares and any Unconditional Put

    Option Purchased Shares) specified in a written notice (the "Unconditional Put Option Exercise Notice"; the term "Put Option Exercise Notice" shall include any Conditional Put Option Exercise Notice or any Unconditional Put Option Exercise Notice) specifying the number of Unconditional Put Option Shares that Stockholder desires to sell pursuant to the Unconditional Put Option.

               (iii) NEGOTIATION; MEDIATION. The parties agree to make all reasonable efforts to settle any dispute arising under this Agreement relating to the Put Options or the facts of a Preferential Repurchase through good-faith negotiation. In the event that negotiation between the parties is unsuccessful, the parties agree to attempt to settle outstanding issues through mediation. The mediator will act in a neutral capacity as a facilitator or intermediary, to assist the parties in arriving at a mutually acceptable resolution of the dispute. The mediator shall not have the power to render a binding decision or to serve as arbitrator, decisionmaker or fact-finder. The mediator will be chosen by mutual agreement of Stockholder and Wiederhorn. If the parties, within thirty days from the date of the Put Option Exercise Notice, cannot reach an agreement on a mediator or if mediation fails to resolve the dispute(s) within thirty days after appointment of the mediator, the parties agree to submit the dispute(s) to binding arbitration in New York City pursuant to the rules of JAMS-Endispute.

               (iv) Stockholder shall not be under any obligation to exercise any Put Option, and may allow the Put Options to expire without selling any Put Option Shares hereunder.

    (f) CLOSING.

               (i) The closing for each purchase and sale, if any, of Conditional Put Option Purchased Shares (each, a "Put Option Closing", which term shall include any closing for the Unconditional Put Option described in subparagraph (ii) below) shall occur in New York City or such other location as the parties may agree, on February 21, 2002, or if a Conditional Put Option Exercise Notice shall have been received by Wiederhorn during the Conditional Put Option Exercise Period but after February 18, 2002, then as promptly as practicable, and in any event within three (3) business days, after such receipt.

               (ii) The closing for the purchase and sale, if any, of Unconditional Put Option Purchased Shares shall occur in New York City or such other location as the parties may agree, on February 21, 2002, or such later date as the parties may agree.

               (iii) At each Put Option Closing, if any, Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Put Option Purchased Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Such Put Option Purchased Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Put Option Purchased Shares, pay to the Stockholder an amount equal to the product of the number of such Put Option Purchased Shares and the Put Option Price Per Share (such Stockholder's "Total Put

    Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as Stockholder directs in writing on or prior to a Put Option Closing date.

     (g) FRACTIONAL SHARES. Wiederhorn will not be required to purchase any fractional Put Option Shares upon exercise of the Put Options.

                                      * * *

(c) Section 4(b) of the Agreement is hereby amended by replacing the words "the Put Option" in the second sentence thereof with the words "either of the Put Options".

(d) Section 7 of the Agreement is hereby amended by replacing the date "January 31, 2002" with the date "February 21, 2002".

2. ADDITIONAL CONSIDERATION. As additional consideration for the extension of the Call Option Exercise Period pursuant to the amendments above, Wiederhorn agrees to pay to Stockholder, not later than three business days after the date of this Amendment, an amount equal to five cents ($.05) for each of the 51,315 Call Option Shares for which the Call Option has not been exercised prior to the date hereof.

3. SAVINGS CLAUSE. Except as expressly set forth in this Amendment, all of the terms and provisions of the Agreement shall remain in full force and effect.

4. GOVERNING LAW. This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made between residents of that state, entered into and to be wholly performed within that state.

5. COUNTERPARTS. This Amendment may be executed in any number of counterparts and by each of the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.


                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Stockholder and Wiederhorn have executed this Amendment, each as of the day and year first written above.

                                   WIEDERHORN:



                                            By: /S/ ANDREW A WIEDERHORN
                                                -------------------------------
                                                Name: Andrew A. Wiederhorn


                                            STOCKHOLDER:

                                            WATCHUNG ROAD ASSOCIATES, L.P.

                                            By: /S/ LEON COOPERMAN
                                                -------------------------------
                                                Name: Leon Cooperman
                                                Title:   General Partner

                                                                EXHIBIT 3

                                                                 [COBALT]

                                 AMENDMENT NO. 2

                                       TO

                      PUT/CALL OPTION AND VOTING AGREEMENT

     THIS AMENDMENT No. 2 TO PUT/CALL OPTION AND VOTING AGREEMENT (this "Amendment") is dated as of January 31, 2002, by and between the individual or entity indicated on the signature page(s) hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Agreement.

     WHEREAS, the Stockholder and Wiederhorn are parties to that certain Put/Call Option and Voting Agreement, dated as of October 16, 2001, as amended as of January 11, 2002 (the "Agreement") (all capitalized terms used herein and not defined herein shall have the meanings given such terms in the Agreement);

     WHEREAS, Wiederhorn desires that Stockholder extend the Call Option Exercise Period;

     WHEREAS, Stockholder desires that Wiederhorn grant to Stockholder the right to require Wiederhorn to purchase any unpurchased Call Option Shares; and

     WHEREAS, the Stockholder and Wiederhorn desire to amend the Agreement as provided herein.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Stockholder and Wiederhorn agree as follows:

1. AMENDMENTS.

(a) Section 1(c) of the Agreement is hereby amended by replacing the date "January 31, 2002" with the date "February 21, 2002".

(b) Section 2 of the Agreement is hereby amended and restated in its entirety to read as follows:

                                      * * *

    2.    PUT OPTIONS

          (a) GRANT OF CONDITIONAL PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Conditional Put Option"), exercisable by the Stockholder at any time or from time to time during the Conditional Put Option Exercise Period (as defined below), in the event that the Company redeems, repurchases or otherwise acquires any shares of

    Company Common Stock other than by means of a redemption, repurchase or acquisition available to Stockholder on terms at least as favorable to Stockholder as the most favorable terms available to the other stockholders of the Company (such redemption, repurchase or acquisition, a "Preferential Repurchase"), to require Wiederhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Conditional Put Option Shares"), up to 44.615% of the number of shares of Company Common Stock acquired by the Company in such Preferential Repurchase.

          (b) GRANT OF UNCONDITIONAL PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Unconditional Put Option" and, together with the Conditional Put Option, the "Put Options"), exercisable by the Stockholder at any time during the Unconditional Put Option Exercise Period (as defined below), to require Wiederhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Unconditional Put Option Shares").

          (c) EXERCISE PRICE. The price per share at which either of the Put Options shall be exercisable (the "Put Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Put Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

          (d)   EXERCISE PERIODS.

               (i) Stockholder's right to require Wiederhorn to purchase the Conditional Put Option Shares will commence upon the date hereof, and will terminate and expire on February 21, 2002 (such period, the "Conditional Put Option Exercise Period").

               (ii) Stockholder's right to require Wiederhorn to purchase the Unconditional Put Option Shares will commence upon the date hereof, and will terminate and expire on February 18, 2002 (such period, the "Unconditional Put Option Exercise Period")

          (e)  EXERCISE OF PUT OPTIONS.

               (i) At any time or from time to time during the Conditional Put Option Exercise Period, Stockholder may exercise the Conditional Put Option to require Wiederhorn to purchase the number of Conditional Put Option Shares (such number, the "Conditional Put Option Purchased Shares") specified in a written notice (each, a "Conditional Put Option Exercise Notice") specifying in reasonable detail the facts of the Preferential Repurchase and the number of Conditional Put Option Shares that Stockholder desires to sell pursuant to the Conditional Put Option.

               (ii) At any time during the Unconditional Put Option Exercise Period, Stockholder may exercise the Unconditional Put Option to require Wiederhorn to purchase the number of Unconditional Put Option Shares (such number, the "Unconditional Put Option Purchased Shares"; the term "Put Option Purchased Shares" shall include any Conditional Put Option Purchased Shares and any Unconditional Put

    Option Purchased Shares) specified in a written notice (the "Unconditional Put Option Exercise Notice"; the term "Put Option Exercise Notice" shall include any Conditional Put Option Exercise Notice or any Unconditional Put Option Exercise Notice) specifying the number of Unconditional Put Option Shares that Stockholder desires to sell pursuant to the Unconditional Put Option.

               (iii) NEGOTIATION; MEDIATION. The parties agree to make all reasonable efforts to settle any dispute arising under this Agreement relating to the Put Options or the facts of a Preferential Repurchase through good-faith negotiation. In the event that negotiation between the parties is unsuccessful, the parties agree to attempt to settle outstanding issues through mediation. The mediator will act in a neutral capacity as a facilitator or intermediary, to assist the parties in arriving at a mutually acceptable resolution of the dispute. The mediator shall not have the power to render a binding decision or to serve as arbitrator, decisionmaker or fact-finder. The mediator will be chosen by mutual agreement of Stockholder and Wiederhorn. If the parties, within thirty days from the date of the Put Option Exercise Notice, cannot reach an agreement on a mediator or if mediation fails to resolve the dispute(s) within thirty days after appointment of the mediator, the parties agree to submit the dispute(s) to binding arbitration in New York City pursuant to the rules of JAMS-Endispute.

               (iv) Stockholder shall not be under any obligation to exercise any Put Option, and may allow the Put Options to expire without selling any Put Option Shares hereunder.

        (f) CLOSING.

               (i) The closing for each purchase and sale, if any, of Conditional Put Option Purchased Shares (each, a "Put Option Closing", which term shall include any closing for the Unconditional Put Option described in subparagraph (ii) below) shall occur in New York City or such other location as the parties may agree, on February 21, 2002, or if a Conditional Put Option Exercise Notice shall have been received by Wiederhorn during the Conditional Put Option Exercise Period but after February 18, 2002, then as promptly as practicable, and in any event within three (3) business days, after such receipt.

               (ii) The closing for the purchase and sale, if any, of Unconditional Put Option Purchased Shares shall occur in New York City or such other location as the parties may agree, on February 21, 2002, or such later date as the parties may agree.

               (iii) At each Put Option Closing, if any, Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Put Option Purchased Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Such Put Option Purchased Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Put Option Purchased Shares, pay to the Stockholder an amount equal to the product of the number of such Put Option Purchased Shares and the Put Option Price Per Share (such Stockholder's "Total Put

    Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as Stockholder directs in writing on or prior to a Put Option Closing date.

          (g) FRACTIONAL SHARES. Wiederhorn will not be required to purchase any fractional Put Option Shares upon exercise of the Put Options.

                                      * * *

(c) Section 4(b) of the Agreement is hereby amended by replacing the words "the Put Option" in the second sentence thereof with the words "either of the Put Options".

(d) Section 7 of the Agreement is hereby amended by replacing the date "January 31, 2002" with the date "February 21, 2002".

2. ADDITIONAL CONSIDERATION. As additional consideration for the extension of the Call Option Exercise Period pursuant to the amendments above, Wiederhorn agrees to pay to Stockholder, not later than three business days after the date of this Amendment, an amount equal to five cents ($.05) for each of the 291,500 Call Option Shares for which the Call Option has not been exercised prior to the date hereof.

3. SAVINGS CLAUSE. Except as expressly set forth in this Amendment, all of the terms and provisions of the Agreement shall remain in full force and effect.

4. GOVERNING LAW. This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made between residents of that state, entered into and to be wholly performed within that state.


5. COUNTERPARTS. This Amendment may be executed in any number of counterparts and by each of the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.


                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Stockholder and Wiederhorn have executed this Amendment, each as of the day and year first written above.


                                   WIEDERHORN:



                                            By: /S/ ANDREW A. WIEDERHORN
                                                -------------------------------
                                                Name: Andrew A. Wiederhorn


                                            STOCKHOLDER:

                                            COBALT CAPITAL MANAGEMENT, INC.



                                            By: /S/ WAYNE COOPERMAN
                                                -------------------------------
                                                Name: Wayne Cooperman
                                                Title:   President